Filed pursuant to Rule 424(b)(5)
Registration No. 333-56058

PROSPECTUS SUPPLEMENT

(To prospectus dated February 22, 2001)

$250,000,000 Royal Caribbean Cruises Ltd.

8.0% Senior Notes due 2010

      Interest on the 8.0% Senior Notes due 2010 (the “Senior Notes”) will be payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2003. The Senior Notes are not redeemable prior to maturity and do not provide for any sinking fund. The Senior Notes will be separately represented by one or more global securities registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the global securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Senior Notes in definitive form will not be issued. The Senior Notes will be issued only in denominations of $1,000 and integral multiples thereof. The Senior Notes will constitute unsecured and unsubordinated indebtedness of the Company and will rank on parity with the Company’s other unsecured and unsubordinated indebtedness. See “Description of Senior Notes.”

      Investing in the Senior Notes involves risks that are described in the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

	Per Senior
	Note	Total

Public offering price(1)	99.339%	$248,347,500
Underwriting discount	1.375%	$3,437,500
Proceeds, before expenses, to Royal Caribbean Cruises Ltd.	97.964%	$244,910,000

(1)	Plus accrued interest from May 9, 2003 if settlement occurs after that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about May 9, 2003.

Joint Book-Running Lead Managers

Goldman, Sachs & Co.	Citigroup

Co-Managers

Banc of America Securities LLC

Scotia Capital
Wachovia Securities

Credit Suisse First Boston	Morgan Stanley

The date of this prospectus supplement is May 6, 2003.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

THE COMPANY

      As used in this prospectus supplement, the terms “Royal Caribbean”, “the Company”, “we”, “our” and “us” refer to Royal Caribbean Cruises Ltd., the term “Celebrity” refers to Celebrity Cruise Lines Inc. and the terms “Royal Caribbean International” and “Celebrity Cruises” refer to our two cruise brands. In accordance with cruise industry practice, the term “berths” represents double occupancy capacity per cabin even though many cabins can accommodate three or more guests.

      Except as otherwise indicated, the source of all industry data is as reported by an industry trade group called Cruise Lines International Association.

The Company

      We are the world’s second largest cruise company with 25 cruise ships that have a total of 53,042 berths. We operate two cruise brands, Royal Caribbean International and Celebrity Cruises. In 2002, we carried approximately one out of every three North American cruise guests. We believe that our fleet is among the most modern of any major cruise company with an average age of approximately five years. Our ships operate worldwide with a selection of itineraries ranging from three to 17 nights that call on approximately 200 destinations.

      The cruise industry is one of the fastest growing segments of the vacation market. The number of North American guests grew at a compound annual growth rate of approximately 9% from 1970 through 2002. Between 1990 and 2002, our capacity, measured by berths, grew more rapidly than the industry average, increasing by a compound annual growth rate of approximately 14.2%. Over this same twelve-year period, our revenue and operating income increased at a compound annual growth rate of 14.2% and 15.0%, respectively, reaching $3.4 billion and $551.0 million, respectively, for the year ended December 31, 2002.

The Cruise Industry

      We believe that the cruise industry is well positioned for the following reasons:

      Attractive Demographics. The cruise market represents a broad demographic spectrum. Cruising appeals to virtually all demographic categories. Industry surveys estimate that the target market in North America, defined as households with income of $40,000 or more headed by a person who is at least 25 years old, is now 127.7 million people.

      Low Penetration Rates. Only 15% of the U.S. population has ever taken a cruise. This percentage is expected to increase as the market for first-time cruisers continues to expand. Historically, first-timers have represented approximately 50% of Royal Caribbean International’s guests.

      High Level of Guest Satisfaction. Cruise passengers tend to rate their overall satisfaction with a cruise-based vacation higher than comparable land-based hotel and resort vacations. In North America, industry studies indicate that cruise passengers experience a high level of satisfaction with their cruises, with approximately 80% of cruisers finding service and dining to be as good as, or better than, other vacations. We believe that these high satisfaction ratings translate into a high rate of repeat customers.

      Strong Value Proposition. As compared to land-based alternatives, we believe cruise vacations offer significant value to the customer without compromising the quality of the vacation product. According to industry studies in North America, 69% of cruisers find the value of a cruise to be as good as, or better than, other vacations.

      Continued Product Innovation. The cruise industry continues to be innovative by introducing larger ships with modern designs, an even wider array of onboard activities, dining options and new itineraries.

Brand Positioning

      We operate two brands, Royal Caribbean International and Celebrity Cruises. We have positioned the Royal Caribbean International brand in the contemporary and premium segments of the cruise vacation sector. Celebrity Cruises targets the premium segment of the cruise vacation sector. The contemporary and premium segments account for the largest portion of the cruise market. We believe that by operating two brands we are able to increase profitability by reaching a greater proportion of the cruise market through a single infrastructure and by using opportunities to cross-sell our two brands based on demand and availability.

      Royal Caribbean International’s strategy is to attract an array of vacationing consumers in the contemporary segment by providing a wide variety of itineraries and cruise lengths with multiple options for onboard dining, entertainment, and other onboard activities. Additionally, Royal Caribbean International offers a variety of shore excursions at each port of call. We believe that the variety and quality of Royal Caribbean International’s product offering represents excellent value to consumers, especially to couples and families traveling with children. Because of the brand’s extensive product offerings, we believe Royal Caribbean International is well positioned to attract new consumers to the cruise industry and to continue to bring past guests back for their next vacation. While the brand is positioned at the upper end of the contemporary segment, we believe that Royal Caribbean International’s quality enables it to attract consumers from the premium segment as well, thereby achieving one of the broadest market coverages of any of the major brands in the cruise industry.

      Celebrity Cruises’ strategy is to attract consumers who want an enhanced cruise vacation in terms of modern ships, gourmet dining and service, extensive and luxurious spa facilities, large staterooms and a high staff-to-guest ratio. These are hallmarks of the premium cruise vacation segment, which is Celebrity Cruises’ primary target. Celebrity Cruises also attracts experienced cruisers from the contemporary and luxury cruise categories. Celebrity Cruises has expanded its fleet to provide an increased variety of itineraries and cruise lengths and has a higher proportion of its fleet deployment in seasonal markets (i.e. Alaska, Bermuda, Europe and South America) than the Royal Caribbean International brand.

Fleet Expansion

      Currently, our combined fleet has an average age of approximately five years, which we believe is one of the youngest of any major cruise company. We have increased our total berths by 24,732 since 1998. Based on the ships currently on order, by December 31, 2004, our year-end capacity is expected to increase to 60,308 berths.

      Royal Caribbean International is currently engaged in its third capital expansion program. It placed four Voyager-class ships, Voyager of the Seas, Explorer of the Seas, Adventure of the Seas, and Navigator of the Seas in service from 1999 through 2002. Also in connection with its third capital expansion program, Royal Caribbean International introduced two Radiance-class ships, Radiance of the Seas and Brilliance of the Seas in 2001 and 2002, respectively. Celebrity Cruises recently completed its second capital expansion program and took delivery of Millennium, Infinity, Summit and Constellation, the new Millennium-class series, from 2000 through 2002. Royal Caribbean International has one more Voyager-class ship on order for delivery in the fourth quarter of 2003 and two more Radiance-class ships on order for delivery in the third quarter of 2003 and the second quarter of 2004. Royal Caribbean International also has options, which expire on September 19, 2003, to purchase two additional Radiance-class ships for deliveries in late 2005 and 2006.

      As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. We expect our future growth to be at more moderate levels at a pace of one to two ships per year. If we ordered a ship now, the earliest we could take delivery is the fourth quarter of 2005. As a result, we currently expect to have at least 18 months following the delivery of our last ship in the current program with capital expenditures that are significantly lower than those experienced over the past few years.

Competitive Strengths

      We believe that we have several competitive strengths that provide us with the opportunity for continued growth and increased profitability:

      Strong Market Position. At the end of 2002, our ships made up approximately 30% of the existing North American industry capacity and more importantly, approximately 38% of the capacity available on the larger, more modern ships (those placed in service since 1985 with over 1,300 berths). We believe that our strong market position is difficult to duplicate due to the significant capital expenditures inherent in the industry and the time needed to develop brand recognition and travel agent relationships.

      Modern, Innovative Fleet. We believe our fleet is among the most modern of any major cruise company with an average age of approximately five years. Twenty-four of our twenty-five ships have been placed in service since the beginning of 1990 and seventeen ships have been placed in service since 1995.

      We believe newer ships with more amenities generate greater enthusiasm among consumers and travel agents resulting in increased demand for our product.

      Economies of Scale. The addition of Celebrity Cruises and our fleet expansion programs have allowed us to achieve economies of scale. The increased size of our ships allows us to transport more guests without a corresponding increase in some operating expenses. Our expansion programs have provided us with a larger revenue base to absorb our marketing, selling and administrative expenses.

      Guest Satisfaction. Our guests have a high level of satisfaction. This is evident from the fact that historically approximately 25% of Royal Caribbean International’s guests have previously sailed with it. According to NFO World Group, Royal Caribbean International currently holds the number one brand preference position in the industry. The high level of guests’ satisfaction is also demonstrated by the numerous awards each of the our brands has won. In Recommend Magazine’s “Sixth Annual Readers’ Choice Awards”, the result of a survey of more than 1,000 travel agents, Royal Caribbean International was named as having the Best Large Ship and as the cruise line with the Best Onboard Entertainment and Food. Celebrity Cruises was rated number one among Condé Nast Traveler’s “World’s Greatest Ships” review in January 2003, in which five of the top 10 ships were Celebrity Cruises’ ships.

      Technology and Distribution Strengths. We believe we have been a leader in developing technology in the cruise industry. This technology has improved our sales management, booking capabilities and yield management, which enables us to better maximize revenues while achieving better cost efficiencies. The majority of our bookings are generated by independent travel agencies. While we are committed to further developing and strengthening this very important distribution channel, we are also developing alternative distribution channels through our websites, onboard cruise consultants and direct sales call center.

RECENT DEVELOPMENTS

      In March 2003, we replaced our $1.0 billion unsecured revolving credit facility due June 2003 with a $500.0 million unsecured revolving credit facility due March 2008.

      On April 23, 2003, the Company reported for the first quarter of 2003: (i) revenues of $880.2 million compared to $800.0 million for the first quarter of 2002; (ii) operating income of $114.9 million compared to $112.4 million in the comparable period in 2002; and (iii) net income of $53.2 million (or $0.27 per share) compared to $52.8 million (or $0.27 per share) for the first quarter of 2002.

      Revenues increased by 10.0% due to an 11.5% increase in capacity, partially offset by a 1.3% decline in gross yields (revenue per available passenger cruise day). The decrease in gross yields was primarily due to a decrease in the percentage of passengers booking airline tickets as part of their vacation package with the Company (“air/sea mix”) and lower occupancy levels, partially offset by an increase in cruise ticket prices and shipboard revenues. Net yields for the first quarter of 2003 increased 3.9% from the first quarter of 2002. The air/sea mix decreased to 15.1% in 2003 from 19.8% in 2002. On April 23, 2003 the Company stated that as a result of the war with Iraq and economic uncertainty, it anticipates that net yields for the second quarter will be down in the range of 6% to 9%.

      Operating and selling, general and administrative expenses, on a per available passenger cruise day basis, were relatively flat on a quarter over quarter basis (up 0.3%). The Company believes that changes in running expenses (i.e., those expenses directly associated with ship operations — defined as operating expenses less costs deducted to arrive at net yields) and selling, general and administrative expenses are the most relevant measure of its ability to control costs in a manner that positively impacts the bottom line. For the quarter, running and selling, general and administrative expenses were up 8.9%, on a per available passenger cruise day basis. This increase is primarily attributable to the increase in fuel costs and the Brilliance of the Seas lease payments. On April 23, 2003 the Company stated that it estimates running and selling, general and administrative expenses for the second quarter will increase from the comparable period in 2002 but expects that these costs will decrease slightly in the second half of the year when compared to the second half of 2002. For the full year 2003, the Company also stated on April 23, 2003 that it estimates running and selling, general and administrative expenses will increase in the range of 2% to 3%, on a per available passenger cruise day basis.

Net Yields and Running Expenses

      Net yields represent revenues less costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per available passenger cruise day. Such costs were $188.6 million and $202.9 million for the three months ending March 31, 2003 and 2002, respectively. Management believes that net yields are the most relevant measurement of the Company’s pricing performance and are used by the Company for revenue management purposes.

      For future periods, the Company has not provided a quantitative reconciliation of projected revenue per available passenger cruise day to projected net yield or projected operating costs to projected running expenses. This information has not been provided due to the significant uncertainty in projecting the costs deducted to arrive at these measures. The Company utilizes net yields and running expenses to manage its business on a day-to-day basis and believes net yields and running expenses are the more relevant measures of its performance. As such, we do not believe that this reconciling information is meaningful.

      The following table presents unaudited financial and guest data for the three months ended March 31, 2003 and 2002.

	Three Months
	Ended March 31,

	2003	2002

	(dollars in thousands, except per
	share data, unaudited)
Operating Data:
Revenues	$880,164	$799,953
Expenses:
Operating	552,569	502,638
Marketing, selling and administrative	123,984	102,076
Depreciation and amortization	88,669	82,827

Operating Income	114,942	112,412
Interest Income	1,105	4,227
Interest Expense, net of capitalized interest	(64,884)	(68,268)
Other Income (Expense)	2,011	4,442

Net Income	$53,174	$52,813

Per Share Data:
Basic Earnings Per Share:
Net Income	$0.28	$0.27

Weighted Average Shares	193,028,568	192,324,862
Diluted Earnings Per Share:
Net Income	$0.27	$0.27

Weighted Average Shares and Potentially Dilutive Shares	194,904,997	195,509,293
Guest Data:
Occupancy Percentage	101.7%	103.9%
Passenger Cruise Days	4,743,164	4,344,802
Available Passenger Cruise Days	4,663,592	4,182,320

THE OFFERING

Maturity	The Senior Notes will mature on May 15, 2010.

Interest Rate	The Senior Notes will bear interest at the rate of 8.0% per annum.

Redemption	The Senior Notes are not redeemable prior to maturity except as described under “Description of Debt Securities — Tax Related Considerations” in the accompanying prospectus.

Sinking Fund	None.

Ranking	The Senior Notes will be unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company’s other unsecured and unsubordinated indebtedness. The Senior Notes will not be guaranteed by any of our subsidiaries and, accordingly, the Senior Notes will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors. The Senior Notes do not limit the ability of our subsidiaries to incur indebtedness other than Secured Debt as described under “Description of Senior Notes — Restrictions on Secured Debt.” As of December 31, 2002, our subsidiaries had indebtedness of $930.3 million (excluding operating leases and intercompany indebtedness).

DTC Eligibility	The Senior Notes will be issued in book-entry form and will be represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Senior Notes — Book-Entry System for the Senior Notes.”

RISK FACTORS

      You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in the Senior Notes. This prospectus supplement and the accompanying prospectus contain or incorporate statements that constitute forward-looking statements regarding, among other matters, our intent, belief or current expectations about our business. These forward-looking statements are subject to risks, uncertainties and assumptions.

We may lose business to competitors throughout the vacation market

      We operate in the vacation market and cruising is one of many alternatives for people choosing a vacation. We therefore risk losing business not only to other cruise lines, but also to other vacation operators which provide other leisure options including hotels, resorts and package holidays and tours.

      We face significant competition from other cruise lines, both on the basis of cruise pricing and also in terms of the nature of ships and services we offer to cruise passengers. Our principal competitors within the cruise vacation industry include Carnival Corporation & plc, which owns, among others, Carnival Cruise Lines, Holland America Line, Cunard Line, Costa Cruises, Princess Cruises, P&O Cruises, Swan Hellenic and AIDA; Star Cruises, which owns Star Cruises, Norwegian Cruise Line and Orient Line; and others.

      In April 2003, Carnival Corporation and P&O Princess combined their companies. The combined companies have a wide portfolio of cruise brands and could have stronger financial flexibility and greater access to capital markets than each previously had on an uncombined basis. The combined companies may also have better access to the travel agency distribution network and to berthing facilities in various ports throughout the world. These factors may make it more difficult for us to compete effectively within the cruise vacation market.

      In the event that we do not compete effectively with other vacation alternatives and cruise companies, our market share could decrease and our results of operations and financial condition could be adversely affected.

Overcapacity within the cruise vacation industry, a reduction in demand or geo-political and economic uncertainties could have a negative impact on net yields, result in impairment of ship assets and may adversely affect profitability

      Cruising capacity has grown in recent years and we expect it to continue to increase as all of the major cruise vacation companies are expected to introduce new ships. In order to utilize new capacity, the cruise vacation industry will need to improve its position in the overall vacation market. Failure of the cruise vacation industry to do so could have a negative impact on net yields. Net yields represent revenues less costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per available passenger cruise day. Should net yields be negatively impacted, we could experience an adverse effect on our results of operations and financial condition, including ship asset impairments.

      Demand for cruises and other vacation products has been and is expected to continue to be affected by the public’s attitude towards the safety of travel and the geo-political climate. In the future, demand for cruises is also likely to be increasingly dependent on the underlying economic strength of the countries in which cruise companies market their products. Economic or political changes, including those that reduce disposable income in the countries in which we market our products, may affect demand for vacations, including cruise vacations, and may lead to price discounting which, in turn, may reduce the profitability of our business.

      Furthermore, events such as terrorist attacks, war and other hostilities and the resulting political instability and concerns over safety and security aspects of traveling have had and could have in the future a significant adverse impact on demand and pricing in the travel and vacation industry. In addition, events such as terrorist attacks, war and other hostilities and the resulting security measures and concerns could impact our ability to source qualified crew from throughout the world, at competitive costs and, therefore, increase our shipboard employee costs.

Incidents at sea or adverse publicity concerning the cruise industry could affect our reputation and harm our future sales and profitability

      The operation of cruise ships involves the risk of accidents, illnesses and other incidents at sea which may bring into question passenger safety, health, security and vacation satisfaction and thereby adversely affect future industry performance. While we make passenger safety our foremost priority in the design and operation of our ships, incidents involving passenger cruise ships could adversely affect future sales and profitability. In addition, adverse media publicity concerning the cruise industry in general could impact demand and consequently have an adverse impact on our profitability.

Environmental and health and safety legislation could affect operations and increase operating costs

      Some environmental groups have lobbied for more stringent regulation of cruise ships. Some groups have also generated negative publicity about the cruise industry and its environmental impact. Stricter environmental and health and safety regulations could affect our operations and increase the cost of compliance and adversely affect the cruise industry. It cannot be assured that our costs of complying with current and future environmental, health and safety laws, or liabilities arising from past or future releases of, or exposure to, hazardous substances or to ship discharges, will not materially adversely affect our business, results of operations or financial condition.

We may not be able to obtain financing on terms that are favorable or consistent with our expectations

      To fund our capital expenditures and scheduled debt payments, we rely on a combination of cash flows provided by operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. Our credit ratings impact our ability to obtain financing in financial markets and the terms of the financing. Any future lowering of our credit ratings may have adverse consequences on our ability to access the financial markets or on our cost of financings. In addition, interest rates and our ability to obtain financing are dependent on many economic and political factors beyond our control. Accordingly, we can not be sure that our cash flows from operations and additional financings will be available in accordance with our expectations.

Conducting business internationally may result in increased costs

      We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks. Examples include currency fluctuations, interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings. Additional risks include political risks and risk of increases in duties and taxes as well as changes in laws and policies affecting cruising, vacation or maritime businesses or the governing operations of foreign-based companies. If we are unable to address these risks adequately, our results of operations and financial condition could be adversely affected.

Ship construction delays or faults may result in cancellation of cruises and unscheduled drydocks and repairs

      We depend on the shipyards to construct and deliver our cruise ships on a timely basis and in good working order. The inherent nature of building a ship involves risks similar to those encountered in other sophisticated projects. Delays or faults in ship construction have in the past and may continue in the future to result in delays or cancellation of cruises or necessitate unscheduled drydocks and repairs of the ship. Shipyard insolvency and other industrial actions could also delay or indefinitely postpone the timely delivery of new ships. We have experienced mechanical problems with the pod propulsion units on Millennium-class ships and there can be no assurance that we will not experience such problems in the future. These events together with any related adverse publicity could, to the extent they are not covered by contractual provisions or insurances, adversely affect our financial results.

Our operating costs could increase due to market forces and economic or political instability beyond our control

      Some of our operating costs, including fuel, insurance and security costs, are subject to increases due to market forces and economic or political instability beyond our control. Increases in these operating costs could adversely affect our profitability.

Unavailability of ports of call may adversely affect our profits

      We believe that port destinations are a major reason why guests choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, but not limited to, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. The inability to continue to maintain and increase our ports of call could adversely affect our profits.

A change in our tax status under the United States Internal Revenue Code may have adverse effects on our income

      We and our wholly owned subsidiary, Celebrity Cruises Inc., the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States and our ship-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their ships, receive income from sources within the United States. Drinker Biddle & Reath LLP, our United States tax counsel, has delivered to us an opinion to the effect that, pursuant to Section 883 of the Internal Revenue Code, our income, the income of Celebrity Cruises Inc. and the ship-owning subsidiaries, in each case derived from or incidental to the international operation of a ship or ships, is exempt from United States income tax. We believe that substantially all of our income, the income of Celebrity Cruises Inc. and our ship-owning subsidiaries is derived from or incidental to the international operation of a ship or ships within the meaning of Section 883 of the Internal Revenue Code.

      Our tax counsel is of the opinion based on certain representations and assumptions that we, Celebrity Cruises Inc., and our ship-owning subsidiaries currently qualify for the Section 883 exemption because each of them is incorporated in a qualifying jurisdiction and our stock is primarily and regularly traded on an established securities market in the United States or Norway. To date, however, no final Treasury regulations or other definitive interpretations of the relevant portions of Section 883 have been promulgated, although regulations have been proposed and reissued in revised form in August 2002. As noted in our tax counsel’s opinion, such final regulations or official interpretations could differ materially from our tax counsel’s interpretation of this Internal Revenue Code provision and, even in the absence of such final regulations or official interpretations, the Internal Revenue Service might successfully challenge such interpretation. In addition, the provisions of Section 883 are subject to change at any time by legislation. Moreover, changes could occur in the future with respect to the identity, residence, or holdings of our direct or indirect shareholders that could affect our and our subsidiaries’ eligibility for the Section 883 exemption. Accordingly, there can be no assurance that we, Celebrity Cruises Inc., and our ship-owning subsidiaries are, and will in the future be, exempt from United States income tax on United States source shipping income.

      If we, Celebrity Cruises Inc., and our ship-owning subsidiaries were not entitled to the benefit of Section 883 of the Internal Revenue Code, each would be subject to United States taxation on a portion of its income. See “Business — Taxation of the Company” contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, which is incorporated herein by reference, for a discussion of the taxation of us, Celebrity Cruises Inc., and our ship-owning subsidiaries in the absence of an exemption under Section 883 of the Internal Revenue Code.

We are controlled by principal shareholders that have the power to determine our policies, management and actions requiring shareholder approval

      As of April 10, 2003, A. Wilhelmsen AS., a Norwegian corporation indirectly owned by members of the Wilhelmsen family of Norway, owned approximately 22.2% of our common stock and Cruise Associates, a Bahamian general partnership indirectly owned by various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family, owned approximately 25.0% of our common stock. A. Wilhelmsen AS. and Cruise Associates have the power to determine, among other things:

•	our policies and the policies of our subsidiaries,

•	the persons who will be our directors and officers and the directors and officers of our subsidiaries and

•	actions requiring shareholder approval.

      A. Wilhelmsen AS. and Cruise Associates are parties to a shareholders’ agreement. The agreement provides that our board of directors will consist of the following persons:

•	four nominees of A. Wilhelmsen AS.,

•	four nominees of Cruise Associates and

•	our Chief Executive Officer.

      The shareholders’ agreement provides that the boards of directors of our subsidiaries shall have substantially similar composition.

      In connection with our acquisition of Celebrity, A. Wilhelmsen AS. and Cruise Associates have also agreed to vote their shares of our common stock to elect one additional director to our board of directors to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period until 2004. In addition, until either of them should decide otherwise, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of two additional named directors of our board of directors. During the term of the shareholders’ agreement, certain corporate actions require the approval of at least one director nominated by A. Wilhelmsen AS. and one director nominated by Cruise Associates. Our principal shareholders are not prohibited from engaging in a business that may compete with our business, subject to certain exceptions. The failure of A. Wilhelmsen AS. and Cruise Associates to continue to own a specified percentage of our common stock might obligate us to prepay indebtedness outstanding under and/or result in the termination of some of our credit facilities.

We are not a United States corporation and our shareholders may be subject to the uncertainties of a foreign legal system in protecting their interests

      Our corporate affairs are governed by our Restated Articles of Incorporation and By-Laws and by the Business Corporation Act of Liberia. The provisions of the Business Corporation Act of Liberia resemble provisions of the corporation laws of a number of states in the United States. However, while most states have a fairly well developed body of case law interpreting their respective corporate statutes, there are very few judicial cases in Liberia interpreting the Business Corporation Act of Liberia. For example, the rights and fiduciary responsibilities of directors under Liberian law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the accompanying prospectus include forward-looking statements under the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions regarding, among other things, our or our officers’ intents, beliefs or current expectations with respect to:

•	our operating strategies and execution of those strategies,

•	our capital expenditures, financing needs and future commitments,

•	regulatory matters potentially affecting our business and results of operations specifically and the industry in general and

•	net yields, running expenses and selling, general and administrative expenses.

      Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

•	general economic and business conditions,

•	vacation industry competition, including cruise industry competition,

•	changes in vacation industry capacity, including cruise capacity,

•	the impact of tax laws and regulations affecting our business or our principal shareholders,

•	the impact of changes in other laws and regulations affecting our business,

•	the impact of pending or threatened litigation,

•	the delivery of scheduled new ships,

•	emergency ship repairs,

•	incidents involving cruise ships at sea,

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service,

•	changes in interest rates or oil prices, and

•	weather.

      We caution the reader that these risks may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. We cannot predict such risks nor can we assess the impact, if any, of such risks on our business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      The net proceeds from the sale of the Senior Notes offered hereby are estimated to be $244.7 million. We intend to use such net proceeds for general corporate purposes, including capital expenditures.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratio of earnings to fixed charges for each of the preceding five fiscal years. In calculating this ratio, we take earnings to include net income plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

	Fiscal Year

	2002	2001	2000	1999	1998

Ratio of earnings to fixed charges	2.1	1.8	3.0	3.1	2.7
Ratio of earnings to fixed charges and preferred stock dividends*	2.1	1.8	3.0	2.9	2.5

*	We had no preferred stock outstanding during the fiscal years 2002 and 2001. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for those periods. We redeemed our preferred stock in April 2000.

CAPITALIZATION

      The following table sets forth our consolidated capitalization (i) as of December 31, 2002 and (ii) as adjusted to give effect to the issuance and sale of the Senior Notes pursuant to the offering and the application of the net proceeds thereof. See “Use of Proceeds.”

	As of December 31, 2002

		As adjusted for the
	Actual	Senior Notes

	(dollars in thousands, unaudited)
Cash	$242,584	$487,284

Current Portion of Long-Term Debt	$122,544	$122,544

Senior Notes offered hereby	$—	$248,348
Other Long-Term Debt	5,322,294	5,322,294
Shareholders’ Equity	4,034,694	4,034,694

Total Long-Term Debt and Shareholders’ Equity	$9,356,988	$9,605,336

SELECTED FINANCIAL DATA

      The following selected financial data are for each of the fiscal years in the period 1998 through 2002 and as of the end of each such fiscal year. The financial information presented for fiscal years 2002, 2001 and 2000 and as of December 31, 2002 and 2001 is derived from our audited consolidated financial statements and should be read in conjunction with such consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, which is incorporated herein by reference. The guest data presented for all periods is unaudited and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

	Year Ended December 31,

	2002	2001	2000	1999	1998

	(dollars in thousands, except per share data)
Operating Data:
Revenues	$3,434,347	$3,145,250	$2,865,846	$2,546,152	$2,636,291
Expenses:
Operating	2,113,217	1,934,391	1,652,459	1,496,252	1,593,728
Marketing, selling and administrative	431,055	454,080	412,799	371,817	359,214
Depreciation and amortization	339,100	301,174	231,048	197,909	194,614

Operating Income	550,975	455,605	569,540	480,174	488,735
Interest Income	12,413	24,544	7,922	8,182	15,912
Interest Expense (1)	(266,842)	(253,207)	(154,328)	(130,625)	(167,869)
Other Income (Expense) (2)	54,738	27,515	22,229	26,122	(6,008)

Net Income (3)	$351,284	$254,457	$445,363	$383,853	$330,770

Per Share Data:
Basic Earnings Per Share:
Net Income (3)	$1.82	$1.32	$2.34	$2.15	$1.90

Weighted Average Shares	192,484,999	192,231,377	189,397,021	172,318,798	167,576,819
Diluted Earnings Per Share:
Net Income (3)	$1.79	$1.32	$2.31	$2.06	$1.83

Weighted Average Shares and Potentially Dilutive Shares	195,730,946	193,481,045	192,934,538	186,456,392	181,165,183
Common Stock Dividends	$0.52	$0.52	$0.48	$0.40	$0.34
Guest Data:
Guests Carried	2,768,475	2,438,849	2,049,902	1,704,034	1,841,152
Occupancy Percentage (4)	104.5%	101.8%	104.4%	104.7%	105.2%
Weighted Average Berths (5)	48,491	42,382	34,732	30,575	30,557
Passenger Cruise Days (6)	18,112,782	15,341,570	13,091,811	11,227,196	11,607,906
Balance Sheet Data:
Property and Equipment, Net	$9,276,484	$8,605,448	$6,831,809	$5,858,185	$5,073,008
Total Assets	10,538,531	10,368,782	7,828,465	6,380,511	5,686,076
Total Debt	5,444,838	5,646,112	3,410,096	2,342,177	2,469,082
Shareholders’ Equity	4,034,694	3,756,584	3,615,915	3,261,156	2,454,758
Other Data:
EBITDA (7)	$944,813	$784,294	$822,817	$704,205	$677,341
Capital Expenditures	1,009,942	2,064,209	1,285,649	972,481	556,953

(Footnotes on following page)

(1)	Interest expense is net of capitalized interest of $23.4 million, $37.0 million, $44.2 million, $34.6 million and $15.0 million for the years 2002, 2001, 2000, 1999 and 1998, respectively.

(2)	Includes $33.0 million of net proceeds received in connection with the termination of the P&O Princess merger agreement, $20.3 million of dividend income from the First Choice Holidays PLC preferred shares, $12.3 million of compensation from shipyards related to the late delivery of ships partially offset by $6.6 million of losses from affiliated operations as well as other miscellaneous items during the year ended December 31, 2002; $19.4 million of dividend income from the First Choice Holidays PLC preferred shares, $7.2 million of compensation from shipyards related to the late delivery of ships partially offset by $1.6 million of losses from affiliated operations as well as other miscellaneous items during the year ended December 31, 2001; $9.2 million of dividend income from the First Choice Holidays PLC preferred shares and $10.2 million of compensation from shipyards related to the late delivery of ships during the year ended December 31, 2000; $26.5 million of loss of hire insurance resulting from ships out of service during the year ended December 31, 1999; a gain of $31.0 million from the sale of the Song of America, a $32.0 million charge related to the write-down to fair market value of Viking Serenade and $3.8 million of costs related to Monarch of the Seas being out of service in 1998.

(3)	We redeemed our preferred stock in April 2000.

(4)	In accordance with cruise industry practice, total capacity is calculated based on two guests per cabin even though many cabins accommodate three or more guests. A percentage in excess of 100% indicates that more than two guests occupied some cabins.

(5)	Represents double occupancy per cabin multiplied by the ratio of actual operating days to total days during the period.

(6)	Represents the number of guests carried multiplied by the number of days of their respective cruises.

(7)	EBITDA represents net income before interest, taxes and depreciation and amortization. EBITDA is a non-GAAP measure and should not be considered an alternative to any other measure of performance under generally accepted accounting principles. We present EBITDA because management believes that EBITDA would be useful for investors in assessing our operating performance and our performance relative to our financial obligations. Additionally, EBITDA is a measure commonly used by financial analysts because of its usefulness in evaluating operating performance.

DESCRIPTION OF SENIOR NOTES

      The following description of the particular terms of the Senior Notes offered hereby (referred to in the accompanying prospectus as the “Debt Securities”) supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which description reference is hereby made. Certain defined terms in the Indenture, as supplemented by the Twelfth Supplemental Indenture, are capitalized herein. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the Indenture, as supplemented by the Twelfth Supplemental Indenture. As used in this Section, all references to the “Indenture” mean the Indenture as supplemented by the Twelfth Supplemental Indenture.

General

      Senior Notes in an aggregate principal amount of $250,000,000 will be offered hereby. Additional Senior Notes of the same class and series may be issued in one or more tranches from time to time (the “Additional Notes”). All references herein to the “Senior Notes” include the Additional Notes. All of the Senior Notes will be issued under the Indenture. The Senior Notes will bear interest at the rate of 8.0% per annum and will mature on May 15, 2010. Interest on the principal amount of the Senior Notes will be payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2003 to the persons in whose names such Senior Notes are registered at the close of business on May 1 or November 1, as the case may be, preceding such May 15 or November 15. The first payments of interest will be made in respect of the period commencing May 9, 2003.

      Except in the event of a change in tax law as described in “Description of Debt Securities — Tax Related Considerations — Redemption or Assumption of Debt Securities Under Certain Circumstances” in the accompanying prospectus, the Senior Notes are not redeemable prior to maturity and do not have the benefit of a sinking fund.

      The Senior Notes are subject to defeasance and covenant defeasance as described under “Description of Debt Securities — Defeasance” in the accompanying prospectus.

Ranking

      The Senior Notes will be unsecured and unsubordinated indebtedness and will rank on a parity with our other unsecured and unsubordinated indebtedness. The Senior Notes will not be guaranteed by any of our subsidiaries and, accordingly, the Senior Notes will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors. The Senior Notes do not limit the ability of our subsidiaries to incur or guarantee indebtedness other than Secured Debt as described under “Restrictions on Secured Debt”. As of December 31, 2002, our subsidiaries had indebtedness of $930.3 million (excluding operating leases and intercompany indebtedness).

      The Senior Notes will not be secured by any of our assets. The Company and its subsidiaries may incur secured debt subject to the restrictions described under “Restrictions on Secured Debt.” As of December 31, 2002, we had outstanding secured debt of $845.8 million (which does not include capital leases). Holders of secured debt would have claims on the assets securing such indebtedness prior to the holder of the Senior Notes.

      The Senior Notes will be issued only in fully registered book-entry form, without coupons, in denominations of $1,000 and any integral multiples thereof. No service charge will be made for any transfer or exchange of the Senior Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Senior Notes will be represented by a Global Security registered in the name of a nominee of DTC. Except as set forth under “Book-Entry System for Senior Notes” below, the Senior Notes will not be issued in certificated form.

Restricted and Unrestricted Subsidiaries

      The various restrictive provisions of the Indenture applicable to the Company and its Restricted Subsidiaries do not apply to Unrestricted Subsidiaries. The assets and liabilities of Unrestricted Subsidiaries, and investments by the Company in any Unrestricted Subsidiary, are not consolidated with those of the Company and its Subsidiaries in calculating Consolidated Net Tangible Assets under the Indenture. “Unrestricted Subsidiaries” are those Subsidiaries which are designated as Unrestricted Subsidiaries by the board of directors from time to time pursuant to the Indenture and Subsidiaries of Unrestricted Subsidiaries. “Restricted Subsidiary” means any Subsidiary which owns or leases a Principal Property and any other Subsidiary which has not been designated an Unrestricted Subsidiary. “Principal Property” means any real or personal property owned or leased by the Company or any Subsidiary the net book value of which on the date as of which the determination is being made exceeds 5% of the Company’s Consolidated Net Tangible Assets.

Maintenance of Properties

      The Company will cause all material properties owned by the Company or any Restricted Subsidiary or used or held for use in the conduct of its business or the business of any Restricted Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment (except for ordinary wear and tear) and will cause to be made all necessary repairs, renewals and replacements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this covenant shall prevent the Company or any Restricted Subsidiary from discontinuing the operation or maintenance of any properties if such discontinuation is, in the judgment of the Company, desirable in the conduct of its business or the business of any Restricted Subsidiary and not disadvantageous in any material respect to the holders of the Senior Notes.

Restrictions on Secured Debt

      Neither the Company nor any Restricted Subsidiary is permitted to create, issue, incur, assume or guarantee any Secured Debt without equally and ratably securing the Senior Notes. This restriction does not apply to certain permitted encumbrances including indebtedness for money borrowed secured by (a) Mortgages existing on the date the Senior Notes are issued; (b) Mortgages on any real or personal property of any Person existing at the time such Person became a Restricted Subsidiary and not incurred in contemplation of such Person becoming a Restricted Subsidiary; (c) Mortgages in favor of the Company or any Restricted Subsidiary; (d) Mortgages existing on any real or personal property at the time it is acquired by the Company or a Restricted Subsidiary or created within 18 months of the date of such acquisition, conditional sale and similar agreements; (e) certain purchase money Mortgages to secure the purchase price or construction cost of property; and (f) any extension, renewal or refunding (or successive extensions, renewals or refundings) of any Mortgage referred to in the foregoing clauses; provided the principal amount of such extension, renewal or refunding may not exceed the principal amount of the Mortgage being extended, renewed or refunded plus the amount of any premium or other costs paid in connection with such extension, renewal or refunding. In addition to such permitted indebtedness, the Indenture permits additional Secured Debt not otherwise specifically permitted, the aggregate principal amount of which, together with all Attributable Debt in respect of sale and leaseback transactions (as defined below) involving Principal Properties entered into (excluding sale and leaseback transactions permitted by clause (a) below under the section entitled “Restrictions on Sales and Leasebacks” as a result of the permitted encumbrances set forth above and clause (b) of such section) would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its consolidated Restricted Subsidiaries.

      “Consolidated Net Tangible Assets” means (a) the total amount of assets (less applicable reserves and other properly deductible items) which under accounting principles generally accepted in the United States would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries after deducting therefrom, without duplication, the sum of (i) all current liabilities except for (A) notes and loans payable, (B) current maturities of long term debt, (C) current maturities of obligations under capital leases and (D) customer deposits and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet, less (b) the amount which would be so included on such consolidated balance sheet for investments (less applicable reserves) (i) in Unrestricted Subsidiaries or (ii) in corporations while they were Unrestricted Subsidiaries but which at the time of computation are not Subsidiaries of the Company.

      “Mortgage” means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

      “Secured Debt” means indebtedness for money borrowed which is secured by a Mortgage on a Principal Property of the Company or any Restricted Subsidiary.

Restrictions on Sales and Leasebacks

      Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property (a “sale and leaseback transaction”), unless (a) the Company or such Restricted Subsidiary would be entitled under “Restrictions on Secured Debt” to incur Secured Debt on the Principal Property in a principal amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Senior Securities under the Indenture or (b)(i) the gross proceeds of the sale or transfer of the Principal Property leased equals or exceeds the fair market value of such Principal Property and (ii) within one year after such sale or transfer of such Principal Property shall have been made by the Company or by a Restricted Subsidiary, the Company applies all of the net proceeds to (A) the voluntary retirement of Funded Debt of the Company or any Restricted Subsidiary or (B) the acquisition by the Company or a Restricted Subsidiary of one or more properties which on an aggregate basis have a purchase price in excess of 5% of Consolidated Net Tangible Assets (other than the Principal Property involved in such sale). A sale and leaseback transaction shall not include any sale and leaseback transactions (x) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (y) involving the temporary taking back of a lease for a period, including renewals, of less than three years in the case where it is intended that at the end of the lease the use of such property by the Company or such Restricted Subsidiary will be discontinued.

      “Funded Debt” means any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed, whether secured or unsecured, maturing more than one year after the date of determination thereof and any indebtedness, regardless of its terms, renewable pursuant to the terms thereof or of a revolving credit or similar agreement effective for more than 360 days after the date of the creation of indebtedness.

Book-Entry System for the Senior Notes

      Upon issuance, the Senior Notes will each be represented by a global security or securities (each a “Global Security”). Each Global Security will be deposited with, or on behalf of, DTC (the “Depositary”). Upon the issuance of any such Global Security, the Depositary or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the Senior Notes represented by any such Global Security. Ownership of beneficial interests in any such Global Security will be limited to persons that have accounts with the Depositary (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests by participants in any such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary. Ownership of beneficial interests in any such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in any such Global Security.

      Payment of principal of and interest on the Senior Notes will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and holder of any Global Security for such series for all purposes under the Indenture. Neither the Company, the trustee nor any agent of the Company or the trustee will have any responsibility or liability for any aspect of the Depositary’s records relating to or payments made on account of beneficial ownership interests in any such Global Security or for maintaining, supervising or reviewing any of the Depositary’s records relating to such beneficial ownership interests.

      The Company has been advised by the Depositary that upon receipt of any payment of principal of or interest on any Global Security, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

      No Global Security may be transferred except as a whole by the Depositary to a nominee of the Depositary. Each Global Security is exchangeable for certificated Senior Notes only if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and the Company fails within 90 days thereafter to appoint a successor, (y) the Company in its sole discretion determines that such Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) or an event which with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the Senior Notes represented by such Global Security. In such event, the Company will issue Senior Notes in certificated form in exchange for such Global Security. In any such instance, an owner of a beneficial interest in either Global Security will be entitled to physical delivery in certificated form of Senior Notes equal in principal amount to such beneficial interest and to have such Senior Notes registered in its name. Senior Notes so issued in certificated form will be issued in denominations of $1,000 or any larger amount that is an integral multiple thereof, and will be issued in registered form only, without coupons. Subject to the foregoing, no Global Security is exchangeable, except for a Global Security for the same series of Senior Notes of like denomination to be registered in the name of the Depositary or its nominee.

      So long as the Depositary, or its nominee, is the registered owner of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Notes represented by such Global Security for the purposes of receiving payment on such Senior Notes, receiving notices and for all other purposes under the Indenture and such Senior Notes. Beneficial interests in the Senior Notes will be evidenced only by, and transfer thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, owners of beneficial interests in any Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Depositary will not consent or vote with respect to the Global Security representing the Senior Notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s (the Depositary’s partnership nominee) consenting or voting rights to those participants to whose accounts the Senior Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

      The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Securities Exchange Act of 1934. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

Same-Day Settlement and Payment for Senior Notes

      Settlement for the Senior Notes will be made by the underwriters in immediately available funds. All cash payments of principal and interest will be made by the Company in immediately available funds.

      The Senior Notes will trade in the Depositary’s same-day funds settlement system until maturity or until such Senior Notes are issued in definitive form, and secondary market trading activity in such Senior Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in such Senior Notes.

EXCHANGE CONTROLS

      There are now no exchange control restrictions on remittances of dividends on our common stock, payment of principal or interest on any indebtedness, or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

UNDERWRITING

      We intend to offer the Senior Notes through the underwriters named below (the “underwriters”). Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters (the “purchase agreement”), we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the Senior Notes listed opposite their names below.

Principal
Underwriter	Amount

Goldman, Sachs & Co.	$87,500,000
Citigroup Global Markets Inc.	87,500,000
Banc of America Securities LLC	20,000,000
Scotia Capital (USA) Inc.	20,000,000
Wachovia Securities, Inc.	20,000,000
Credit Suisse First Boston LLC	7,500,000
Morgan Stanley & Co. Incorporated	7,500,000

Total	$250,000,000

      The underwriters have advised us that they propose initially to offer the Senior Notes to the public at the public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of 0.55% of the principal amount of the Senior Notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.25% of the principal amount of the Senior Notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

General

      The underwriters have agreed to purchase all of the Senior Notes sold pursuant to the purchase agreement if any of these Senior Notes are purchased.

      If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or such purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the Senior Notes subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Senior Notes and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      The expenses of the offering, not including the underwriting discounts, are estimated to be $210,000 and are payable by us.

New Issue of Senior Notes

      The Senior Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Senior Notes on any national securities exchange or for quotation of the Senior Notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the Senior Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Senior Notes or that an active public market for the Senior Notes will develop. If an active public trading market for the Senior Notes does not develop, the market price and liquidity of the Senior Notes may be adversely affected.

Price Stabilization and Short Positions

      In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Senior Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Senior Notes. If the underwriters create a short position in the Senior Notes in connection with the offering, i.e., if they sell more Senior Notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing Senior Notes in the open market. In general, purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Senior Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither we nor any of the underwriters makes any representation that such persons will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any Senior Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any Senior Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Senior Notes in, from or otherwise involving the United Kingdom.

Other

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

EXPERTS

      The consolidated financial statements incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

ROYAL CARIBBEAN CRUISES LTD.

DEBT SECURITIES, PREFERRED STOCK AND
COMMON STOCK

       Through this prospectus, we may periodically offer:

       • shares of our common stock

       • shares of our preferred stock and

       • our debt securities,

and one or more of our shareholders may periodically offer shares of our common stock.

       The prices and other terms of the securities that we or our shareholders will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

       The offering price of all securities issued under this prospectus may not exceed $1,000,000,000.

       Our common stock trades on the New York Stock Exchange and on the Oslo Stock Exchange under the symbol “RCL.” We will list any shares of our common stock sold under this prospectus on the New York Stock Exchange.

       We or our shareholders will sell the securities issued under this prospectus directly and/or through agents, underwriters or dealers.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 22, 2001.

ENFORCEABILITY OF CIVIL LIABILITIES

      We are a Liberian corporation and our selling shareholders are foreign corporations or partnerships. The selling shareholders and certain of our directors and controlling persons are residents of jurisdictions other than the United States and all or a substantial portion of their assets and a significant portion of our assets are located outside the United States. As a result, it may be difficult for investors to serve process within the United States upon us or those persons or to enforce against us or them judgments obtained in U.S. courts based upon civil liability provisions of the federal securities laws of the United States. We have been advised by the law firm of Watson, Farley & Williams (as to Liberian law), that, both in original actions and in actions for the enforcement of judgments of U.S. courts, there is doubt as to whether civil liabilities based solely upon the U.S. federal securities laws are enforceable in Liberia.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports and other information with the Securities and Exchange Commission. You can read and copy these reports and other information at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. You can also read and copy these reports and other information at the Securities and Exchange Commission’s New York regional office at 7 World Trade Center, Suite 1300, New York, NY 10048, and at its Chicago regional office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. You can also access this material at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our securities are listed and through the Securities and Exchange Commission’s web site at http://www.sec.gov.

      The Securities and Exchange Commission allows us to “incorporate by reference” the information that we file with the Securities and Exchange Commission. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede this information.

      We are incorporating by reference our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 and our Reports on Form 6-K dated June 1, 2000, August 18, 2000, August 28, 2000, November 16, 2000, and January 26, 2001 that have been filed with the Securities and Exchange Commission. We are also incorporating by reference all subsequent annual reports on Form 20-F and certain Reports on Form 6-K that we file with the Securities and Exchange Commission, if they state that they are incorporated by reference into this prospectus, that we furnish to the Securities and Exchange Commission after the date of this prospectus and until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.

      We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, copies of any documents that we have incorporated by reference into this prospectus, other than exhibits that are incorporated by reference into those documents. To obtain copies you should contact us in writing or by telephone at 1050 Caribbean Way, Miami, Florida 33132; Attention: Michael J. Smith, telephone (305) 539-6000.

      You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

THE COMPANY

      With our subsidiaries, we are the world’s second largest cruise company with 19 cruise ships and a total of 38,050 berths as of December 31, 2000. Our ships operate worldwide with a selection of different itineraries that call on more than 200 destinations.

      We are a corporation organized under the laws of the Republic of Liberia. Our registered office in Liberia is located at 80 Broad Street, Monrovia, Liberia. Our principal executive office is located at 1050 Caribbean Way, Miami, Florida 33132, and our telephone number at that address is (305) 539-6000.

      As used in this prospectus, and any accompanying prospectus supplement, the terms “Royal Caribbean,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd. and its subsidiaries.

USE OF PROCEEDS

      Unless we specify otherwise in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, the repayment of indebtedness, working capital and general corporate purposes. We will not receive any proceeds from any sales of our common stock by our selling shareholders.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for each of the preceding five fiscal years. In calculating this ratio, we take earnings to include net income plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

	Fiscal Year

	2000	1999	1998	1997	1996*

Ratio of earnings to fixed charges	3.0	3.1	2.7	2.1	2.4
Ratio of earnings to combined fixed charges and preferred stock dividends*	3.0	2.9	2.5	2.0	2.4

*	We had no preferred stock outstanding during fiscal year 1996. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for that period. We redeemed our preferred stock in April 2000.

DESCRIPTION OF DEBT SECURITIES

      The following summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. Each time we issue debt securities, we will file a prospectus supplement with the Securities and Exchange Commission. The prospectus supplement may contain additional terms of those debt securities. The terms presented here, together with the terms contained in the prospectus supplement, will be a description of the material terms of the debt securities, but if there is any inconsistency between the terms presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.

      We will issue the debt securities under an indenture, dated as of July 15, 1994, between us and The Bank of New York, as successor to NationsBank of Georgia, National Association, as trustee.

We will issue each series of debt securities under the terms of a supplemental indenture or an officers’ certificate delivered under the authority of resolutions adopted by our board of directors and the indenture. The terms of any debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The debt securities will be subject to all those terms, and we refer the holders of debt securities to the indenture and the Trust Indenture Act for a statement of those terms.

      The following summaries of various provisions of the indenture and the debt securities are not complete. Unless we indicate otherwise, capitalized terms have the meanings given to them in the indenture. All section references below are to sections of the indenture.

General

      The debt securities will be unsecured senior obligations and will rank equally with all of our other unsecured and unsubordinated debt. The indenture does not limit the aggregate principal amount of debt securities that we may issue, and we may issue debt securities periodically in series. We do not have to issue all the debt securities of one series at the same time and, unless we otherwise specify in a prospectus supplement, we may reopen a series to issue more debt securities of that series without the consent of any holder of debt securities. (Sections 301 and 303) The indenture provides that more than one trustee may be appointed under the indenture to act on behalf of the holders of the different series of debt securities.

      We refer you to the prospectus supplement relating to the debt securities of any particular series for a description of the terms of those debt securities, including, where applicable:

(1)	the title of those debt securities;

(2)	the aggregate principal amount of those debt securities and any limit on the aggregate principal amount of those debt securities and whether the debt securities are part of a series of securities previously issued or represent a new series;

(3)	the person to whom any interest (which includes any additional amounts, see “—Tax Related Considerations — Payment of Additional Amounts”) on those debt securities will be payable, if not the person in whose name a debt security is registered at the close of business on the regular record date for that interest;

(4)	the date or dates on which the principal of those debt securities is payable, or the method by which that date or those dates will be determined;

(5)	the interest rate or rates, which may be fixed or variable, of those debt securities, if there is any interest, or the method by which that rate or those rates will be determined;

(6)	the date or dates from which interest will accrue and the dates on which interest will be payable;

(7)	the regular record date for any interest payable on any interest payment date or the method by which that date will be determined;

(8)	the basis upon which interest will be calculated if not based on a 360-day year of twelve 30-day months;

(9)	the place or places where the principal of and any premium and interest on those debt securities will be payable;

(10)	the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option;

(11)	any obligation we have to redeem, repay, or purchase those debt securities according to any sinking fund or similar provisions or at a holder’s option and the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities will be redeemed, repaid or purchased;

(12)	our right to defease those debt securities or various restrictive covenants and events of default applicable to those debt securities under limited circumstances (see “—Defeasance — Defeasance and Discharge — Defeasance of Certain Covenants”);

(13)	if not in United States dollars, the currency in which we are to pay principal of and any premium and interest on those debt securities and the equivalent of those amounts in United States dollars;

(14)	any index, formula or other method used to determine the amount of the payments of principal of or any premium and interest on those debt securities;

(15)	if those debt securities are to be issued only in the form of a global security as described under “Book-Entry Debt Securities,” the depositary for those debt securities or its nominee and the circumstances under which the global security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depositary or its nominee;

(16)	if any payment, other than the principal of or any premium or interest on those debt securities, may be payable, at our or a holder’s election, in a currency that is not the currency in which those debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made;

(17)	if not the entire principal amount of those debt securities, the portion of the principal amount of those debt securities which will be payable upon declaration of acceleration or, if the debt securities are convertible, the portion of the principal amount of those debt securities that is convertible under the provisions of the indenture;

(18)	any provisions granting special rights to the holders of those debt securities if specified events occur;

(19)	any deletions from, modifications of or additions to, the events of default or our covenants applicable to those debt securities, whether or not those events of default or covenants are consistent with the events of default or covenants described in this prospectus;

(20)	whether and under what circumstances we will not pay additional amounts on those debt securities to a holder and whether or not we may redeem those debt securities rather than pay those additional amounts and the terms of that option to redeem;

(21)	any obligation we have to convert those debt securities into shares of our common stock or preferred stock and the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price, any requirements regarding the reservation of shares of our capital stock for the conversion and other terms and conditions of the conversion and

(22)	any other terms of those debt securities. (Section 301)

      The debt securities may provide that less than their entire principal amount will be payable upon acceleration of their maturity (“original issue discount securities”). We will describe any special U.S. federal income tax, accounting and other considerations that apply to original issue discount securities in the applicable prospectus supplement.

Denominations, Interest, Registration and Transfer

      Unless we indicate otherwise in the applicable prospectus supplement, we will issue the debt securities of any series in denominations of $1,000 and integral multiples of $1,000. (Section 302)

      Unless we otherwise specify in the applicable prospectus supplement, we will pay the principal of and any premium and interest on any series of debt securities at the corporate trust office of the trustee, currently located at Towermarc Plaza, 10161 Centurion Parkway, Jacksonville, Florida 32256. However, we may pay interest by check mailed to the address in the security register of the person entitled to that interest or by wire transfer of funds to that person’s U.S. bank account. (Sections 301, 305, 306, 307 and 1002)

      Any interest on a debt security that we do not punctually pay or provide for on an interest payment date will after that date not be payable to the holder on the related regular record date. Instead, that interest may either be paid to the person in whose name that debt security is registered at the close of business on a special record date designated by the trustee or be paid at any time in any other lawful manner as described in the indenture. If the trustee establishes a special record date, it will notify the holder of that date not less than 10 days prior to that date.

      Subject to some limitations imposed on debt securities issued in book-entry form, a holder may exchange debt securities of any series for other debt securities of that series as long as the newly issued debt securities are issued in the same aggregate principal amount as the debt securities being exchanged and in an authorized denomination. The holder must surrender the debt securities to be exchanged at the corporate trust office of the trustee. In addition, subject to some limitations imposed on debt securities issued in book-entry form, a holder may surrender for conversion, if convertible, or register for transfer of the debt securities of any series at the corporate trust office of the trustee. Every debt security surrendered for conversion or registration of transfer or exchange must be endorsed or accompanied by a written instrument of transfer. We will not impose a service charge for any registration of transfer or exchange of any debt securities, but we may require payment of an amount that will cover any tax or other governmental charge payable as a result of the transfer or exchange. (Section 305) If we designate a transfer agent for any series of debt securities, we may rescind that designation at any time. We may also approve a new location for that transfer agent to act, provided that we maintain a transfer agent in each place of payment for that series of debt securities. We may at any time designate additional transfer agents for any series of debt securities. (Section 1002)

      In the event any redemption of any series of debt securities in part, neither we nor the trustee will be required to:

(1)	issue, register the transfer of or exchange debt securities of that series, during the period beginning at the opening of business 15 days before the mailing of the redemption notice for those debt securities and ending at the close of business on the mailing date of the redemption notice; or

(2)	register the transfer of or exchange any debt security or any portion of a debt security called for redemption, except the unredeemed portion of any debt security being redeemed in part. (Section 305)

Covenants

      We will describe any particular covenants relating to a series of debt securities in the prospectus supplement relating to that series. We will also state in that prospectus supplement whether the “covenant defeasance” provisions described below will apply to those covenants.

Restrictions on Consolidation, Merger and Certain Sales of Assets

      Without the consent of the holders, we may consolidate with or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person and may permit any person to merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to us if:

(1)	immediately after giving effect to that transaction, and treating any indebtedness that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no event of default and no event which after notice or lapse of time or both would become an event of default shall have occurred and be continuing; and

(2)	the successor person assumes all our obligations under the indenture; provided that the successor person is a corporation, trust or partnership organized under the laws of the United States, any state of the United States, the District of Columbia, the Republic of Liberia or any country recognized by the United States. (Article Eight)

Events of Default

      Except as we may otherwise provide in a prospectus supplement for any particular series of debt securities, the following events are “events of default” for any series of debt securities:

(1)	our failure to pay interest or any additional amounts on those debt securities for 30 days after that interest or those additional amounts become due;

(2)	our failure to pay the principal or any premium on those debt securities when due at maturity;

(3)	our failure to deposit any sinking fund payment for those debt securities when due;

(4)	our failure to perform any other covenants in the indenture for 60 days after written notice has been given as provided in the indenture;

(5)	our failure to pay when due any payment on, or the acceleration of, any of our indebtedness for money borrowed that exceeds $30 million in the aggregate under any mortgages, indentures (including the indenture for the debt securities) or instruments under which we may have issued, or which there may have been secured or evidenced, any of our indebtedness for money borrowed, if that indebtedness is not discharged or the acceleration is not annulled within 30 days after written notice has been given as provided in the indenture;

(6)	the occurrence of certain events of bankruptcy, insolvency or reorganization or

(7)	the occurrence of any other event of default that we provide for debt securities of that series. (Section 501)

      If an event of default affecting any series of debt securities occurs and continues, either the trustee or the holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount specified in the terms of that series) of all of the debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration affecting debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the debt securities outstanding of that series may, under limited circumstances, rescind and annul that acceleration. (Section 502)

      The indenture requires that we file annually with the trustee a certificate of our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants of the indenture. (Section 1005)

      We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

      Subject to the provisions of the indenture relating to the trustee’s duties, if an event of default occurs and continues, the indenture provides that the trustee is not required to exercise any of its rights or powers under the indenture at the request, order or direction of holders unless those holders have offered to the trustee reasonable indemnity. (Section 603) Subject to those provisions regarding indemnification and rights of the trustee, the indenture provides that the holders of a majority in principal amount of the debt securities then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. (Section 512)

Defeasance

      The obligations that we have under the indenture will not apply to the debt securities of a series (except for our obligations to register any transfer or exchange of those debt securities and provide for additional amounts) when all those debt securities:

(1)	have been delivered to the trustee for cancellation;

(2)	have become due and payable or

(3)	will upon their stated maturity or redemption within one year become due and payable,

and we have irrevocably deposited with the trustee as trust funds for that purpose an amount sufficient to pay and discharge the entire indebtedness on those debt securities.

      The prospectus supplement relating to the debt securities of any series will state if any additional defeasance provisions will apply to those debt securities.

  Defeasance and Discharge

      The indenture allows us to elect to defease and be discharged from all of our obligations with respect to any series of debt securities then outstanding (except for those obligations to pay additional amounts, register the transfer or exchange of the debt securities, replace stolen, lost or multilated debt securities, maintain paying agencies and hold moneys for payment in trust) provided the following conditions have been satisfied:

(1)	We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if the debt securities are denominated in United States dollars, (A) U.S. Government Obligations or (B) a combination of United States dollars and U.S. Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series and

(2)	We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 403)

  Defeasance of Certain Covenants

      The indenture states that if the debt securities of a series so provide, we need not comply with some restrictive covenants applicable to those debt securities (except for our obligation to pay additional amounts) and that our failure to comply with those covenants will not be considered events of default under the indenture and those debt securities if the following conditions have been satisfied:

(1)	We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if those debt securities are denominated in United States dollars, (A) U.S. Government Obligations or (B) a combination of United States dollars and U.S. Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series and

(2)	We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series.

Modification of the Indenture

      We and the trustee may modify or amend the indenture if we obtain the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, the indenture may not be modified or amended to:

(1)	change the stated maturity of the principal of, or any installment of principal of or any interest on, any debt security;

(2)	reduce the principal amount of any debt security;

(3)	reduce the rate of interest on any debt security;

(4)	reduce any additional amounts payable on any debt security;

(5)	reduce any premium payable upon the redemption of any debt security;

(6)	reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of its maturity under the terms of the indenture;

(7)	change any place of payment where, or the currency in which any debt security or any premium or interest on that debt security is payable;

(8)	impair the right to institute suit for the enforcement of any payment of principal of or premium or any interest on any debt security on or after its stated maturity, or, in the case of redemption, on or after the redemption date;

(9)	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for the supplemental indenture;

(10)	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults under the indenture and their consequences or

(11)	modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase the percentage in principal amount of the outstanding debt securities of a series required for the consent of holders to approve a supplemental indenture or a waiver of a past default or compliance with certain covenants or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security that would be affected by such a modification or waiver;

without the consent of the holders of each of the debt securities affected by that modification or amendment.

      We and the trustee may amend the indenture without the consent of any holder of debt securities for any of the following purposes:

(1)	to evidence that another person is our successor and that that person has assumed our covenants in the indenture and in the debt securities as obligor;

(2)	to add to our covenants for the benefit of the holders of all or any series of debt securities;

(3)	to surrender any right or power conferred upon us in the indenture;

(4)	to add additional events of default;

(5)	to add or change any provisions of the indenture to the extent necessary to permit or facilitate issuing debt securities in bearer form, whether registrable or not as to principal, and with or without interest coupons;

(6)	to permit or facilitate the issuance of debt securities in uncertificated form;

(7)	to add to, change or eliminate any of the provisions of the indenture affecting one or more series of debt securities, provided that the addition, change or elimination

(a)	shall not

(X)	apply to debt securities of any series created before the execution of the supplemental indenture and entitled to the benefit of that provision or

(Y)	modify the rights of any holder of those outstanding debt securities with respect to such provision or

(b)	shall become effective only when there are no such debt securities of that series outstanding;

(8)	to establish the form or terms of debt securities of any series as permitted by the indenture, including any provisions and procedures relating to debt securities convertible into our common stock or preferred stock;

(9)	to evidence and provide for the acceptance of appointment of a successor trustee for the debt securities of one or more series and to add to or change any of the provisions of the indenture necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

(10)	to secure the debt securities;

(11)	to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way;

(12)	to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way or

(13)	to make any other provisions regarding matters or questions arising under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way. (Section 901)

Conversion Rights

      We will describe any terms and conditions upon which the debt securities are convertible into our common stock or preferred stock in the applicable prospectus supplement. Those terms will include:

(1)	whether those debt securities are convertible into our common stock or preferred stock;

(2)	the conversion price or manner of calculating the conversion price;

(3)	the conversion period;

(4)	provisions as to whether conversion will be at our option or the option of the holders;

(5)	the events requiring an adjustment of the conversion price and

(6)	provisions affecting conversion in the event of the redemption of those debt securities.

Book-Entry Debt Securities

      We may issue the debt securities of a series, in whole or in part, in the form of one or more global securities that will be deposited with, or on behalf of, a depositary. We will identify the depositary in the applicable prospectus supplement relating to that series. If we issue one or more global securities, we will issue them in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of the outstanding debt securities of the series to be represented by that global security or those global securities. We may issue global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement for a series of debt securities in the applicable prospectus supplement relating to that series. (Sections 301 and 305)

Tax Related Considerations

  Payment of Additional Amounts

      Any amounts that we pay with respect to any series of debt securities will be paid without deduction or withholding for any and all present or future tax, duty, levy, impost, assessment or other governmental charges imposed or levied by or on behalf of the Liberian government or the government of the jurisdiction of our successor or any authority or agency in that government having power to tax (“Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration of that law. If we are so required to deduct or withhold any amount for Taxes from any payment made with respect to any series of debt securities, we will pay any “additional amounts” necessary so that the net payment received by each holder, including additional amounts, after the withholding or deduction, will not be less than the amount the holder would have received if those Taxes had not been withheld or deducted. However, we will pay no additional amounts with respect to a payment made to a holder which is subject to those Taxes because that holder is subject to the jurisdiction of the government of our jurisdiction of organization or any territory of that jurisdiction other than by merely holding the debt securities or receiving payments under the debt securities (an “excluded holder”). We will also pay no additional amounts with respect to a payment made to a holder, if we would not be required to withhold or deduct any amount for Taxes from any payment made to that holder, if that holder filed a form with the relevant government with no other consequence to that holder. We will also deduct or withhold and remit the full amount deducted or withheld to the relevant authority according to applicable law. We will furnish the holders, within 30 days after the date the payment of any Taxes is due under applicable law, certified copies of tax receipts evidencing our payment. We will indemnify and hold harmless each holder and upon written request reimburse each holder for the amount of any:

(1)	Taxes levied or imposed on and paid by that holder as a result of payments with respect to the debt securities (other than for an excluded holder);

(2)	liability, including penalties, interest and expense, arising from those Taxes and

(3)	Taxes imposed as a result of any reimbursement we make under this covenant. (Section 1007)

  Redemption or Assumption of Debt Securities under Certain Circumstances

      If we determine, based upon an opinion of independent counsel, that we would be required to pay an additional amount, because of any change in or amendment to:

(1)	the laws and related regulations of Liberia or any political subdivision or taxing authority of Liberia; or

(2)	the laws and related regulations of any jurisdiction in which we are organized or any political subdivision or taxing authority of that jurisdiction or

(3)	any official position regarding the application or interpretation of the above laws or regulations,

which is announced or becomes effective after the date of the indenture, then we may, at our option, on giving not less than 30 days’ nor more than 60 days’ notice, redeem the debt securities in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount of the debt securities plus accrued interest to the redemption date or, in the case of securities issued at a discount, at a redemption price equal to the offering price plus accrued original issue discount to the redemption date. Any notice of redemption we give will be irrevocable, and we may not give any notice of redemption more than 90 days before the earliest date on which we would be obligated to pay additional amounts. At the time we give notice of redemption, the obligation to pay additional amounts remains in effect. (Section 1108)

DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share. The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Restated Articles of Incorporation and By-Laws, copies of which we have filed as exhibits to the registration statement of which this prospectus is part, and the certificate of designations which we will file with the Securities and Exchange Commission at the time of any offering of our preferred stock.

Common Stock

      General. Our directors generally have the power to cause shares of any authorized class of our common stock to be issued for any corporate purpose.

      Holders of our common stock are entitled to one vote per share on all matters submitted to our shareholders, and unless the Business Corporation Act of Liberia otherwise provides, the presence in person or by proxy of the holders of a majority of all of our outstanding common stock at any meeting of shareholders will constitute a quorum for the transaction of business at that meeting. We cannot subject the holders of our common stock to further calls or assessments. Under our Restated Articles of Incorporation, holders of our common stock will have no preemptive, subscription or conversion rights. In addition, we cannot redeem our common stock.

      Neither Liberian law nor our Restated Articles of Incorporation nor any of our other organizational documents limit the right of persons who are not citizens or residents of Liberia to hold or vote our common stock. However, in May 2000, our Restated Articles of Incorporation were amended to prohibit any person, other than our two existing largest shareholders, from holding shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our common stock.

      Dividends. Holders of our common stock have an equal right to receive dividends when declared by our board of directors out of funds legally available for the distribution of dividends.

Other Matters

      Sales of Assets, Mergers and Liquidation. Under the Business Corporation Act of Liberia, the holders of 66 2/3% of the outstanding shares of our common stock need to approve the sale of all or substantially all of our assets and any decisions by us to liquidate or dissolve. Holders of a majority of the outstanding shares of our common stock may institute judicial dissolution proceedings on our behalf under the Business Corporation Act of Liberia. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share pro rata in the net assets available for distribution to them, after we have paid amounts owed to all creditors and we have paid holders of our outstanding preferred stock the liquidation preferences they are entitled to.

      Under the Business Corporation Act of Liberia, the holders of a majority of the outstanding shares of our common stock need to approve a merger or consolidation involving us (other than a merger or consolidation with any of our subsidiaries of which we own at least 90%).

      Under the Business Corporation Act of Liberia, amendments to the articles of incorporation of a Liberian corporation may be authorized by the vote of the holders of a majority of all outstanding shares of that corporation’s common stock. However, the Business Corporation Act of Liberia requires the approval of the holders of 66 2/3% of the outstanding shares of common stock of a corporation, to add, delete or amend any provisions in the corporation’s articles of incorporation requiring the approval of a super-majority of the members of the board of directors or outstanding shares of common stock to take specific corporate actions.

      Call of Meetings. Our By-Laws provide that special meetings of our shareholders can be called at any time by either our board of directors, the Chief Executive Officer, or by our shareholders holding at least 50% of our outstanding common stock. In addition, our shareholders may call for meetings of shareholders if there has been a failure to hold an annual meeting.

      Election of Directors. Our directors are elected, at either any annual meeting or any special meeting, by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted.

      Our board of directors is divided into three classes: Class I, Class II and Class III, with the directors in each class to hold office for staggered terms of three years each.

      Amendments to Our Charter and By-Laws. Any amendment to our Restated Articles of Incorporation or any shareholder proposal to amend our By-Laws generally requires the authorization by affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote. This requirement does not apply to (1) an amendment to change our registered agent or registered address; (2) an amendment to change the authorized number of shares of stock; or (3) an amendment for establishing and designating the shares of any class or of any series of any class. In the first two cases, our Restated Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all of our outstanding shares entitled to vote. In the third case, our board of directors has the power to establish and designate new classes of preferred stock. In addition, our board of directors has the power to adopt, amend or repeal our By-Laws.

      Dissenters’ Rights of Appraisal and Payment. Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and have the right to receive payment of the fair value of their shares. If we amend our Restated Articles of Incorporation in a way that alters certain rights of any of our shareholders, those shareholders have the right to dissent and receive payment for their shares. The dissenting shareholders may not receive that payment unless they follow the procedures set forth in the Business Corporation Act of Liberia. Those procedures require that proceedings be instituted in the circuit court in the judicial circuit in Liberia in which our Liberian office is situated if we cannot agree with our dissenting shareholders on a price for the shares. The value of the shares of any dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

      Shareholders’ Actions. Under Liberian law, any of our shareholders may bring an action in our name to procure a judgment in our favor, provided that shareholder is a holder of our common stock both at the time the action is commenced and at the time of the transaction to which the action relates.

      Limitations Under Indebtedness. Agreements governing certain of our indebtedness contain covenants that impose restrictions (subject to some exceptions) on us and our subsidiaries’ ability to take certain corporate actions, including the payment of dividends and the redemption of our common stock under limited circumstances.

      Certain Corporate Actions. Our Restated Articles of Incorporation provide that during the period that the Shareholders Agreement dated as of February 1, 1993 between A. Wilhelmsen AS.

and Cruise Associates remains in effect, our board of directors may not approve certain corporate actions unless those actions are approved by one non-independent director nominated by A. Wilhelmsen AS. and one non-independent director nominated by Cruise Associates.

      Transfer Agent and Registrar. The transfer agent and registrar for our common stock is First Union National Bank.

Preferred Stock

      The material terms of any series of preferred stock that we offer though a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.

Liability of Directors and Officers

      Our Restated Articles of Incorporation and By-Laws contain provisions which eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of their fiduciary duties other than liability for:

(1)	breaches of the duty of loyalty;

(2)	acts or omissions not in good faith;

(3)	acts or omissions which involve intentional misconduct or a knowing violation of law or

(4)	any transactions in which the director derived an improper personal benefit.

      We believe that these provisions are necessary to attract and retain qualified persons as our directors and officers.

SELLING SHAREHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2000 by certain of our shareholders. To the extent indicated in the accompanying prospectus supplement, one or more of our selling shareholders may from time to time offer shares of our common stock for sale.

	Shares Owned
	Beneficially(1)

Name	Number	Percent

A. Wilhelmsen AS.(2)	46,329,330	24.1%
Cruise Associates(3)	48,281,900	25.1%
Archinav Holdings, Ltd.	7,597,242	4.0%
Monument Capital Corporation(4)	1,071,412	0.6%

(1)	For purposes of this table, any security which a person or group has a right to acquire within 60 days after December 31, 2000 is deemed to be owned by that person or group. That security is deemed to be outstanding for the purpose of computing the percentage of ownership of that person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.
(2)	A. Wilhelmsen AS. is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(3)	Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of some members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of some members of the Ofer family.
(4)	Monument Capital Corporation is a Liberian corporation which holds shares of our common stock as nominee for various trusts primarily for the benefit of some members of the family of Richard D. Fain, our Chairman and Chief Executive Officer. Mr. Fain disclaims beneficial ownership of some or all of the shares of our common stock held by Monument Capital Corporation.

PLAN OF DISTRIBUTION

      We may sell any of the securities to or through underwriters or dealers and may also sell these securities directly to other purchasers or through agents.

      The sale of the securities offered by this prospectus may be made from time to time in one or more transactions at fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.

      Sales of our common stock may be made from time to time in one or more transactions on the New York Stock Exchange or the Oslo Stock Exchange, in negotiated transactions or a combination of those methods of sale, at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at other negotiated prices. Sales of other securities may be listed on a stock exchange to the extent described in a prospectus supplement.

      In connection with the sale of the securities offered by this prospectus, underwriters or agents may receive compensation from us, from our selling shareholders or from purchasers of securities for whom they may act as agents. Underwriters may sell securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us or the selling shareholders and any profit on the resale of those securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter or agent will be identified, and any compensation that we or the selling shareholders provide will be described, in the prospectus supplement. We will bear all of the expenses associated with the shares of our common stock sold by the selling shareholders, other than underwriters’ discounts, commissions and transfer taxes.

      Under agreements which we or the selling shareholders may enter into the underwriters and agents who participate in the distribution of the securities offered by this prospectus may be entitled to indemnification by us or the selling shareholders against certain liabilities, including liabilities under the Securities Act.

      If the prospectus supplement so indicates, either we or the selling shareholders will authorize underwriters or other persons acting as our or their agents to solicit offers by selected institutions to purchase the securities from us or the selling shareholders under contracts providing for payment and delivery on a future date. Institutions with which those contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we or the selling shareholders must approve those institutions. The obligations of any purchaser under such a contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and those other agents will not be responsible for the validity or performance of such contracts.

      Until the distribution of the securities offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of underwriters and some selling group members to bid for and purchase the securities. As an exception to those rules, underwriters may engage in certain transactions that stabilize the price of the securities. Those transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

      If any underwriters create a short position in the securities in connection with any offering, that is, if they sell more securities than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing securities in the open market.

      Underwriters may also impose a penalty bid on some selling group members. This means that if the underwriters purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities if it discourages resales of the securities.

      Neither we nor any underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities offered by this prospectus. In addition, neither we nor any underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

      Some of the underwriters or agents and their associates may engage in transactions with and perform services for us or the selling shareholders in the ordinary course of business.

      The securities offered by this prospectus may or may not be listed on a national securities exchange (other than our common stock, which is listed on the New York Stock Exchange). Any shares of our common stock sold through a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. We cannot assure you that there will be an active trading market for the securities.

      The following table sets forth the various expenses in connection with the sale and distribution of securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$250,000
New York Stock Exchange listing fee	35,000
Blue sky fees and expenses	25,000
Printing and engraving expenses	100,000
Legal fees and expenses	100,000
Accounting fees and expenses	100,000
Transfer agent and registrar	20,000
Trustee’s fees and expenses	10,000
Miscellaneous	75,000

Total	$715,000

      We will bear all of the expenses allocable to the shares of our common stock sold for the Selling Shareholders’ accounts, other than underwriters’ discounts, commissions and transfer taxes.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described in Item 8 of the Registration Statement of which this prospectus is a part, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted against us by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL OPINIONS

      The law firm of Davis Polk & Wardwell will pass upon the validity of the debt securities and certain legal matters regarding our common stock and preferred stock. The law firm of Watson, Farley & Williams will pass upon the validity of our common stock. Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations) will pass upon certain legal matters for any underwriters or agents. Davis Polk & Wardwell and Fried, Frank, Harris, Shriver & Jacobson will rely on Watson, Farley & Williams regarding matters of Liberian law.

      Davis Polk & Wardwell represented A. Wilhelmsen AS. in its acquisition of our common stock and provides legal services for A. Wilhelmsen AS.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

$250,000,000

Royal Caribbean Cruises Ltd.

8.0% Senior Notes due 2010

PROSPECTUS SUPPLEMENT

Joint Book-Running Lead Managers

Goldman, Sachs & Co.	Citigroup

Co-Managers

Banc of America Securities LLC

Scotia Capital
Wachovia Securities
Credit Suisse First Boston
Morgan Stanley